

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Johanna Cronin
Manager
StartEngine Collectibles Fund I LLC
9900 Culver Boulevard
Culver City, CA 90232

> **Re: StartEngine Collectibles Fund I LLC**
> **Post Qualification Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed October 27, 2021**
> **File No. 024-11416**

Dear Ms. Cronin:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution and Selling Securityholders, page 26

1. We note your amended disclosure in response to comment 2. Please amend your disclosure or file correspondence confirming that, in the event bonus shares are offered exclusively to StartEngine OWNers prior to other investors, the entire offering will be offered at that time.

Fine Art Assets, page 72

2. We note the following statements about the fine art market: "According to a 2018 article published by a Citibank Global Art analyst, Contemporary Art showed returns over 14% as of December 2020, versus a 9.5% annual return from the S&P 500. The same article found that over the 25 years, Contemporary Art (defined as works created from 1945

through now) recorded losses in only 4% of cases, over 3-year investment periods." Please amend your disclosure to clearly state that these are historical returns for the art market as a whole, and are not representative of potential returns on an investment in any of your fine art series. Please make conforming changes to your disclosure about historical returns in the trading card market.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at 202-551-2545 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jamie Ostrow